UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34799 / January 10, 2023

In the Matter of

MidCap Financial Investment Corporation
Apollo Senior Floating Rate Fund Inc.
Apollo Tactical Income Fund Inc.
Apollo Debt Solutions BDC
Apollo Diversified Credit Fund
Apollo Investment Management, L.P.
Apollo Credit Management, LLC
Apollo Capital Credit Adviser, LLC
AA Direct, L.P.
A-A European Senior Debt Fund, L.P.
AA Infrastructure Fund 1 Ltd.
ACE Credit Fund, L.P.
AESI II, L.P.
AGRE Debt Fund I, L.P.
AGRE U.S. Real Estate Fund, L.P.
ALM V, Ltd.
ALM VI, Ltd.
ALM VII (R), Ltd.
ALM VII (R)-2, Ltd.
ALM VII, Ltd., ALM VIII, Ltd.
ALM XII, Ltd.
ALM XIX, Ltd.
ALM XVI, Ltd.
ALM XVII, Ltd.
ALM XVIII, Ltd.
ALME Loan Funding IV B.V.
Amissima Diversified Income ICAV
AMN Loan Fund, L.P.
AP Kent Credit Master Fund, L.P.
Apollo Accord Master Fund II, L.P.
Apollo Accord Master Fund III, L.P.
Apollo Accord Fund III B, L.P.
Apollo Accord Fund IV, L.P.
Apollo A-N Credit Fund, L.P.
Apollo Asia Real Estate Fund II, L.P.

Apollo Atlas Master Fund, LLC
Apollo Chiron Credit Fund, L.P.
Apollo Commercial Real Estate Finance, Inc.
Apollo Credit Master Fund Ltd.
Apollo Credit Opportunity Fund III LP
Apollo Credit Strategies Master Fund Ltd.
Apollo European Principal Finance Fund III (Dollar A), L.P.
Apollo Hybrid Value Fund, L.P.
Apollo Hybrid Value Fund II, L.P.
Apollo Humber Partners, L.P.
Apollo Humber Management, L.P.
Apollo Impact Mission Fund, L.P.
Apollo Infrastructure Opportunities Fund II, L.P.
Apollo Investment Fund IX, L.P.
Apollo Investment Fund VII, L.P.
Apollo Investment Fund VIII, L.P.
Apollo Kings Alley Credit Fund, L.P.
Apollo Lincoln Fixed Income Fund, L.P.
Apollo Lincoln Private Credit Fund, L.P.
Apollo Moultrie Credit Fund, L.P.
Apollo Natural Resources Partners II, L.P.
Apollo Natural Resources Partners III, L.P.
Apollo Navigator Aviation Fund I, L.P.
Apollo Revolver Fund, L.P.
Apollo Structured Credit Recovery Master Fund IV LP
Apollo Strategic Origination Partners, L.P.
Apollo Tactical Value SPN Investments, L.P.
Apollo Total Return Master Fund Enhanced LP
Apollo Total Return Master Fund L.P.
Apollo Tower Credit Fund, L.P.
Apollo U.S. Real Estate Fund II L.P.
Apollo U.S. Real Estate Fund III, L.P.
Apollo Zeus Strategic Investments, L.P.
Apollo/Cavenham European Managed Account II, L.P.
Athene Holding Ltd.
Athora Lux Invest S.C.Sp.
Financial Credit Investment II, L.P.
Financial Credit Investment III, L.P.
Financial Credit Investment IV, L.P.
MidCap FinCo Holdings Ltd
NNN Investor 1, L.P.
Athora Lux Invest NL S.C.Sp.
ACE Credit Management, LLC
ACF Europe Management, LLC
ACREFI Management, LLC
Aegon Ireland plc

AGRE—CRE Debt Manager, LLC
AGRE NA Management, LLC
AP Kent Management, LLC
Apollo Accord Management II, LLC
Apollo Accord Management III, LLC
Apollo Accord Management III B, L.P.
Apollo Accord Management IV, L.P.
Apollo A-N Credit Management, LLC
Apollo Asia Management II, L.P.
Apollo Asset Management Europe LLP
Apollo Atlas Management, LLC
Apollo Capital Management, L.P.
Apollo Centre Street Management, LLC
Apollo Centre Street Partnership L.P.
Apollo Chiron Management, LLC
Apollo Credit Management (CLO), LLC
Apollo Credit Opportunity Management III, LLC
Apollo EPF Management III, LLC
Apollo Europe Management III, LLC
Apollo European Senior Debt Management, LLC
Apollo European Strategic Management, L.P.
Apollo Global Real Estate Management, L.P.
Apollo Hercules Management, LLC
Apollo Hercules Partners, L.P.
Apollo Hybrid Value Management, L.P.
Apollo Hybrid Value Management II, L.P.
Apollo Impact Mission Management, L.P.
Apollo India Credit Opportunity Management, LLC
Apollo Infrastructure Opportunities Management II, L.P.
Apollo Investment Management Europe LLP
Apollo Kings Alley Credit Fund Management, LLC
Apollo Lincoln Fixed Income Management, LLC
Apollo Lincoln Private Credit Management, LLC
Apollo Management International LLP
Apollo Management IX, L.P.
Apollo Management VII, L.P.
Apollo Management VIII, L.P.
Apollo Moultrie Credit Fund Management LLC
Apollo NA Management II, LLC
Apollo NA Management III, LLC
Apollo Navigator Management I, LLC
Apollo Oasis Management, LLC
Apollo Origination Management, L.P.
Apollo PPF Credit Strategies Management, LLC
Apollo Oasis Partners, L.P.
Apollo Origination Partnership, L.P.

Apollo Palmetto Strategic Partnership, L.P.
Apollo Revolver Capital Management, LLC
Apollo ST Fund Management LLC (DE)
Apollo Strategic Origination Management, L.P.
Apollo Structured Credit Recovery Management IV LLC
Apollo Tactical Value SPN Management, LLC
Apollo Thunder Management, LLC
Apollo Thunder Partners, L.P.
Apollo Total Return Enhanced Management, LLC
Apollo Tower Credit Management, LLC
Apollo Union Street Management, LLC
Apollo Union Street Partners, L.P.
Apollo Zeus Strategic Management, LLC
Apollo/Cavenham EMA Management II, LLC
Financial Credit Investment II Manager, LLC
Financial Credit Investment III Manager, LLC
Financial Credit Investment IV Manager, LLC
Apollo Investment Management Europe (Luxembourg) S.a r.l.
Apollo Total Return Management LLC
Apollo Commodities Management, L.P.
Apollo Insurance Solutions Group LP
Apollo MidCap US Direct Lending 2019, L.P.
NNN Investor 2 (Auto), L.P.
NNN Opportunities Fund, L.P.
Apollo PPF Opportunistic Credit Partners (Lux), SCSp
Apollo PPF Credit Strategies, LLC
Apollo PPF Credit Management, LLC
Apollo Co-Investment Capital Management, LLC
Alteri Investments II, SCSp
Merx Aviation Finance, LLC.
Apollo Accord+ Fund (Lux), SCSp
Apollo Accord+ Offshore Fund, L.P.
Apollo Accord+ Fund, L.P.
Apollo Revolver Fund II (Offshore), L.P.
Apollo Revolver Fund II, L.P.
Apollo Revolver Fund II (ATH), L.P.
Apollo Accord+ Management, L.P.
Apollo Revolver Management II (ATH), L.P.
Apollo Revolver Management II, L.P.
Apollo Accord Fund V, L.P.
Apollo Investment Fund X, L.P.
Apollo Total Return Fund—Investment Grade, L.P.
Apollo Accord Management V, L.P.
Apollo Management X, L.P.
Apollo Total Return Fund—Investment Grade Management, L.P.
ACMP Holdings, LLC

9 West 57th Street
New York, NY 10019

(812-15382)

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

MidCap Financial Investment Corporation, et al. filed an application on August 31, 2022, and an
amendment to the application on December 6, 2022, requesting an order to amend a prior order
under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-
1 under the Act ("Prior Order"). The Prior Order permitted certain joint transactions otherwise
prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. In particular,
the Prior Order permitted certain business development companies and closed-end management
investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies
with each other and with certain affiliated investment entities.

On December 9, 2022, a notice of the filing of the application was issued (Investment Company
Act Release No. 34770). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that
the relief requested by MidCap Financial Investment Corporation, et al. (File No. 812-15382) is
granted, effective immediately, subject to the conditions contained in the application, as
amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Sherry R. Haywood
                                        Assistant Secretary